Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA

Edward R. Berk
Corporate Secretary &
Associate General Counsel

September 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:	Priscilla Dao
Staff Attorney

Matthew Crispino
Staff Attorney

Re:	Deere & Company
Annual Report on Form 10-K
Filed December 16, 2021
File No. 001-04121

Dear Ms. Dao and Mr. Crispino:

Deere & Company (“Deere” or the “Company”) submits this letter in response to the comment letter dated August 29, 2022 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended October 31, 2021. For your convenience, we have reproduced the Staff’s comments in italics below, followed by the Company’s responses.

Item 1A. Risk Factors

Risks Related to the COVID Pandemic, page 13

1.	We note mention in this risk factor of inflationary pressures caused by COVID-19. With a view toward future disclosure, please tell us if inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Also, confirm that you will update your disclosure about known trends and uncertainties in Management’s Discussion and Analysis to account for inflationary trends.

Deere’s Response: In response to the Staff’s comment, inflation is a pervasive feature that materially impacted cost of material, freight, salary and wages affecting production cost, selling, administrative and general expenses, and research and development throughout fiscal year 2022. Higher costs due to general business inflation were partially offset by price realization, which reduced the impact of inflation on the Company’s operating results. In future filings, the Company will ensure its Management’s Discussion and Analysis (MD&A) describes the material impact of inflationary trends and uncertainties on the Company’s operations, including an identification of the types of any such inflationary pressures and how the business may have been affected.

2.	You state that current material and component shortages have limited and could continue to limit your ability to meet customer demand, which could have a material adverse effect on your financial condition, cash flows, and results of operations. Further, we note that during your earnings calls on May 20, 2022 and August 19, 2022, your management stated that certain business lines have been impacted by acute shortages and that you are experiencing broad-based supply chain issues which got progressively worse over the course of 2021. With a view toward future disclosure in your risk factors and Management Discussion and Analysis, please tell us how supply chain issues have affected your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operation and how you expect such issues to affect your business in the future. Please also discuss any mitigation efforts.

Deere’s Response: In response to the Staff’s comment, supply chain issues have increased production costs and inventory balances. Despite supply chain disruptions, the Company continues to demonstrate solid financial results as evidenced by the sales growth experienced to date in fiscal 2022. We will provide quantitative disclosures related to the effects of supply chain issues, to the extent possible, including their impact on the Company’s financial condition, cash flows, liquidity, capital resources, cash requirements, and results of operations. As requested by Staff, examples of mitigation efforts taken include:

• Working with the Company’s supply base to obtain allocations and improve on-time deliveries of parts.

• Looking for opportunities to multi-source parts and materials.

• Providing resources to Deere’s suppliers to address such constraints. For example, investing in additional supplier tooling and, in some cases, helping our suppliers with supplemental labor.

• Entering long-term contracts for some critical components.

• Utilizing alternative freight carriers to expedite delivery.

The Company will consider including in future filings disclosure in the Company’s risk factors and MD&A information regarding known trends or uncertainties in material and component shortages, including from mitigation efforts undertaken as a result of the Company’s supply chain disruptions. The Company will also explain whether any of the mitigation efforts in response to supply chain constraints introduce new material risks, if any.

Management's Discussion and Analysis

Trends and Economic Conditions, page 27

3.	We note your disclosure in this section includes sales forecasts for fiscal year 2022 and a brief summary of factors affecting performance for the most-recently completed fiscal year end. We also note your discussion of year-over-year changes in your results of operations beginning at page 27. However, we are unable to locate a comprehensive discussion of known trends and uncertainties that have had, or are reasonably likely to have, a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations. With a view toward future disclosure, please tell us about your material trends and uncertainties and any relevant upstream and downstream drivers. Note that trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.

Deere’s Response: In response to the Staff’s comment, an example of a trend that has occurred in fiscal year 2022 and will be included in future disclosures is supply challenges the Company has experienced, resulting in higher partially completed machines in inventory. While these supply challenges have materially increased inventories in the current year, the Company’s mitigating efforts have reduced the impact on the Company’s financial performance. In future filings the Company will consider adding more detail regarding known trends and uncertainties that have had, or are reasonably likely to have, a material impact on the Company’s cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations. The Company will provide additional disclosure regarding trends and risks impacting its customers and major markets in which it operates. The Company will also quantify, to the extent possible, how the Company’s sales, profits, and/or liquidity have been impacted by these trends.

4.	We note that during your earnings calls on November 24, 2021, February 18, 2022, May 20, 2022 and August 19, 2022, your management discussed the ongoing effects on your business caused by persistent supply chain disruptions and significant backlogs. Your management also advised that demand for your products has been, or is expected to be, affected by solid income for farmers, aging customer fleets, high trade-in values for used equipment, and passage of the Bipartisan Infrastructure Law. With a view toward future disclosure, please tell us about all material relevant trends and uncertainties affecting your business, such as those identified in your earnings calls. Please also explain when you anticipate that temporary trends and uncertainties will normalize. If there are specific risks that will be amplified by the trends discussed, please confirm that you will update your risk factors to more fully describe the potential risks and how you intend to mitigate.

Deere’s Response: The Company acknowledges the Staff’s comment. While it is difficult for the Company to assess when these trends will normalize, the Company’s disclosures will consider both the short-term and long-term implications of these risks as discussed in the responses above. In future filings, the Company will provide additional disclosures discussing all material, relevant trends such as those discussed during the Company’s earnings calls and how these trends have materially impacted the Company’s results of operations or capital resources. The Company will provide quantitative disclosures, to the extent possible, of its impact to sales, profits and/or liquidity. If these trends pose a specific risk to the Company, the risk factor will also be disclosed along with mitigation efforts planned.

5.	During your earnings call on February 18, 2022, your management appears to allude to certain market trends that served as the impetus for your restructuring in 2020. With a view toward future disclosure, describe the key trends underlying your restructuring. In addition, discuss the material trends upon which your LEAP ambition framework is intended to capitalize for the next decade, as stated in your earnings call. In this regard, we note that the LEAP framework focuses on digitization, autonomy, automation, and electrification and appears to fall within the ambit of the Chief Technology Officer, a position created in 2020. Therefore, please discuss relevant technology trends and your reasons for establishing the CTO position.

Deere’s Response: In response to the Staff’s comment, in future filings the Company will update the MD&A with key trends relating to the Smart Industrial operating model and Leap Ambitions. Deere’s approach to technology involves hardware and software, guidance, connectivity and digital solutions, automation and machine intelligence, and autonomy. This technology is integrated into products within each of the Company’s operating segments. The Deere portfolio of "smart" machines, systems, and solutions unlocks customer economic value through enhanced precision, automation, speed, and efficiency not possible previously. Customer demand for further integration of technology is a market trend underlying the Smart Industrial operating model. The Chief Technology Officer position was created to provide oversight for this component of the Smart Industrial operating model.

Deere added onto its Smart Industrial journey by announcing its Leap Ambitions in February 2022. The Leap Ambitions’ aim is to deliver outcomes for our stakeholders across dimensions of financial, environmental, customer, and safety.

We have prepared these responses based upon current knowledge and information following review of our business operations. Should you have any questions or comments concerning this response to your comment letter, please don’t hesitate to contact me at 309-748-2674.

Sincerely,

/s/ Edward R. Berk

Edward R. Berk
Corporate Secretary